August 16, 2012

Larry Spirgel

Assistant Director

Telephone Number: 202. 551.3810

Re:

Line Up Advertisement, Inc.

Amendment No.2 to Registration Statement on form S-1

Filed August 10, 2012

File No. 333-182566

Dear Mr. Spirgel:

Thank you for your letter dated August 16, 2012. Regarding your comments, please find in the following pages the answers for the comments.

Cover Page and Summary Information, page 5

1.

We note your response to comment 1of our letter dated August 8, 2012. Please revise to state clearly that if less than $25,000 in offering proceeds is received, the company will likely not be able to carry out its business plan and that prospective investors may end up holding shares in a company without sufficient funds to implement its business plan.

We have amended the last paragraph on page 5 and the second paragraph from the bottom on page 44, to state that:

“The Company would employ its best efforts to try and implement its plan of operations in any scenario of sales under 25% of the shares offered herein. However, if less than $25,000 in offering proceeds is received, the company will likely not be able to carry out its business plan and prospective investors may end up holding shares in a company without sufficient funds to implement its business plan.”

 The Company acknowledges that it is responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information required by the Securities Act of 1933 and all applicable Securities Act rules.

The Company acknowledges that any Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; that any action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and that the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.”

Sincerely yours,

s/Vagner Gomes Tome

Vagner Gomes Tome

President

Line Up Advertisement, Inc.